Mail Stop 3561
      January 12, 2006
Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
8801 South Yale Avenue, Suite 310
Tulsa, Oklahoma 74137

      Re:	Energy Transfer Partners, L.P.
		Amendment No. 1 to Registration Statement on Form S-4
      Filed January 9, 2006
		File No. 333-129920
		Form 10-K/A for Fiscal Year Ended August 31, 2005
		Filed December 12, 2005
		File No. 1-11727

Dear Mr. Krimbill:

	We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form S-4
1. Please update to also incorporate by reference your Form 10-Q for the fiscal quarter ended November 30, 2005 and revise your other disclosures to include the interim period ended November 30, 2005. Refer to Rules 3-12 and 11-02(c)(2)(i) Regulation S-X.
2. Please file your response letter on EDGAR.

Exhibit 99.1
3. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read"
"reviewed" or "understands" all of the terms of the exchange offer.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Robert W. Ericson, Esq.
	Winston & Strawn LLP
	Fax:  (212) 294-4700


??

??

??

??

Michael Krimbill
Energy Transfer Partners, L.P.
January 12, 2006
Page 2